Exhibit 99.1



Alcon Completes Acquisition of Durezol™ and Zyclorin™ from Sirion

HUENENBERG, Switzerland – March 29, 2010 – Alcon (NYSE: ACL), the world's leader in eye care, announced today that it received regulatory approval and finalized the acquisition of the rights in the United States for DUREZOL™ emulsion and the global rights, excluding Latin America, for ZYCLORIN™ from Sirion Therapeutics, Inc. Alcon will immediately assume all marketing, promotion and sales of DUREZOL™. Management said that it is continuing to evaluate options to acquire ZIRGAN™, an antiviral recently approved by the FDA for the treatment of acute herpetic keratitis (corneal ulcers).

DUREZOL™ emulsion is a topical ophthalmic corticosteroid used to treat postoperative inflammation and pain associated with ocular surgery and received approval from the U.S. Food and Drug Administration (FDA) in 2008. Currently under clinical investigation to treat dry eye and other ocular surface diseases, ZYCLORIN™ is a topical ophthalmic immunomodulator and immunosuppressive agent.

"This acquisition reinforces our ability to drive growth in the near-term with the acquisition of DUREZOL™ and add products to our long-term research pipeline with ZYCLORIN™," said Stuart Raetzman, vice president, Global Marketing and area president for the United States. "Durezol's unique capability to effectively and quickly treat both inflammation and pain following ocular surgery makes it a great fit for Alcon's leading product portfolio."

About Ocular Inflammation
Cataracts and glaucoma affect more than 24 million people age 40 and older in the United States. Many of these people seek surgical treatment for these and other eye conditions. Corticosteroids and non-steroidal anti-inflammatory drugs are commonly used after eye surgery to manage postoperative pain and inflammation. Complications can occur if inflammation is left untreated and can interfere with a patient's visual rehabilitation.

About DUREZOL™
DUREZOL™ (difluprednate ophthalmic emulsion) 0.05% is a topical ophthalmic corticosteroid for the treatment of postoperative inflammation and pain associated with ocular surgery. DUREZOL™ received approval from the FDA in 2008 and was the first ophthalmic steroid to be approved for both postoperative inflammation and pain. Clinical trials demonstrated that DUREZOL™ reduced ocular pain and inflammation rapidly and effectively for patients following ocular surgery.

DUREZOL™ emulsion is a difluorinated derivative of prednisolone with a recommended dosing regimen of one drop four times daily beginning 24 hours after surgery and continuing throughout the first two weeks of the postoperative period, followed by two times daily for a week and then tapering off thereafter based on the response.

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The most common ocular adverse reactions occurring in 5–15% of subjects in clinical studies with DUREZOL™ emulsion included corneal edema, ciliary and conjunctival hyperemia, eye pain, photophobia, posterior capsule opacification, anterior chamber cells, anterior chamber flare, conjunctival edema and blepharitis.

About ZYCLORIN™
ZYCLORIN™ (cyclosporine) is a topical ophthalmic immunomodulator and immunosuppressive agent. ZYCLORIN™ is an investigational drug and is not approved by the U.S. Food and Drug Administration. It is being studied for the treatment of ocular surface diseases, including dry eye, which affects millions of Americans.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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Investor and Media Inquiries:

Doug MacHatton
817-551-8974
doug.machatton@alconlabs.com

Melissa Mota
817-551-4007
melissa.mota@alconlabs.com